SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2001.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]     Form 40-F [ ]



        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes [ ]   No [X]

                            TEXON INTERNATIONAL PLC

                        Three Months Ended March 31, 2001


                                      Index

                                                                        Page No.
                                                                        --------

PART I   FINANCIAL INFORMATION

Item 1   Financial Statements

         Condensed Consolidated Profit and Loss Accounts
         Three months ended March 31, 2001 and 2000                         3

         Condensed Consolidated Balance Sheets
         March 31, 2001 and December 31, 2000                               4

         Condensed Consolidated Cash Flow Statement
         Three months ended March 31, 2001 and 2000                         5

         Reconciliation of Net Cash Flow to Movement in Debt
         Three months ended March 31, 2001 and 2000                         6

         Consolidated Statement of Total Recognised Gains and Losses
         Three months ended March 31, 2001 and 2000                         7

         Reconciliation of Movements in Shareholders' Funds
         Three months ended March 31, 2001 and 2000                         8

         Notes to Condensed Consolidated Financial Statements               9-10

Item 2   Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                         11-15


PART II  OTHER INFORMATION

Item 1   Legal Proceedings                                                  16

Item 2   Changes in Securities and Use of Proceeds                          16

Item 3   Defaults Upon Senior Securities                                    16

Item 4   Submission of Matters to a Vote of Security Holders                16

Item 5   Other Information                                                  16

Item 6   Exhibits - Reports on Form 8-K                                     16

                            TEXON INTERNATIONAL PLC

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling, In Thousands)


                                                                        Unaudited
                                                                    Three Months ended
                                                                  March 31,    March 31,
                                                                  ----------------------
                                                                     2001         2000
                                                                     ----         ----

Sales Turnover                                                     37,249        36,688

Cost of Sales                                                     (25,758)      (25,355)
                                                                 ---------      --------

Gross Profit                                                       11,491        11,333

Selling, general and administrative expenses                       (8,159)       (8,191)

Goodwill Amortisation                                                (326)         (163)
                                                                  --------      --------

Operating Profit                                                     3,006        2,979

Net Interest Payable                                                (3,031)      (2,860)
                                                                  --------      --------

(Loss)/profit on ordinary activities before taxation                   (25)         119

Taxation on (loss)/profit on ordinary activities                      (405)         (60)
                                                                  --------      --------

(Loss)/profit on ordinary activities after taxation                   (430)          59

Minority equity interests                                              (66)           4
                                                                  --------      --------

Net (loss)/profit for the financial period                            (496)          63

Finance charges in respect of non equity shares                     (1,114)      (1,000)
                                                                  --------      --------

Retained (loss) for the financial  period for equity
shareholders                                                        (1,610)        (937)
                                                                   ========      =======

                            TEXON INTERNATIONAL PLC

                      CONDENSED CONSOLIDATED BALANCE SHEET
                         (Pounds Sterling, In Thousands)


                                                                  Unaudited            Audited
                                                            as at March 31,        December 31,
                                               Notes                   2001               2000
                                               -----        ---------------        ------------
FIXED ASSETS
Intangible assets
     Intellectual Property                                          450                   492
     Goodwill                                                    21,090                21,542
Tangible assets                                                  21,445                22,071
Investment                                                            1                     1
                                                              ---------             ---------

                                                                 42,986                44,106
CURRENT ASSETS
Stocks                                           2               24,286                22,292
Debtors due within one year                                      29,955                33,167
Debtors due after one year                                        1,602                 1,606
Cash at bank and in Hand                                          1,215                   837
                                                              ---------             ---------

                                                                 57,058                57,902
CREDITORS
Amounts falling due within one year                             (47,967)              (48,815)
                                                              ---------             ---------

NET CURRENT ASSETS                                                9,091                9,087
                                                              ---------             ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                            52,077               53,193

CREDITORS
Amounts falling due after more than one year                   (101,902)            (104,504)
Provisions for liabilities and charges                           (7,519)              (6,778)
                                                              ---------             ---------

                                                                (57,344)             (58,089)
                                                              ==========            =========

CAPITAL AND RESERVES
Called up share capital                                           9,973                9,973
Share premium                                                    49,276               49,276
Profit and loss account                                        (130,181)            (129,746)
Premium redemption reserve                                       12,387               11,273
                                                              ---------             ---------

Shareholders' deficit
     Equity interests                                          (125,683)            (125,248)
     Non-Equity interests                                        67,138               66,024

                                                                (58,545)             (59,224)

Minority equity interests                                         1,201                1,135
                                                              ---------             ---------

                                                                (57,344)             (58,089)
                                                              ==========            =========

                             TEXON INTERNATIONA PLC

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                           Three Months ended
                                                         -----------------------
                                                         March 31,     March 31,
                                                              2001         2000
                                                         ---------    ---------

Cash inflow from operating activities                       6,889          3,952

Returns on investments and servicing of finance            (4,941)       (5,368)

Taxation                                                      196          (237)

Capital expenditure and financial investment                 (167)         (420)

Acquisitions and disposals                                     --        (1,909)
                                                         ---------    ----------

Cash inflow/(outflow) before financing                      1,977        (3,982)

Financing                                                  (1,177)        2,159
                                                         ---------    ----------

Increase/(decrease) in cash and overdrafts in the
  period                                                      800        (1,823)
                                                         =========    ==========

                            TEXON INTERNATIONAL PLC

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                         (Pounds Sterling, In Thousands)



                                                                Unaudited
                                                           Three Months ended
                                                         -----------------------
                                                         March 31,     March 31,
                                                              2001         2000
                                                         ---------    ---------

Increase/(decrease) in cash and overdrafts in the
  period                                                      800        (1,823)

Cash inflow/(outflow) from debt and lease financing         1,177        (2,159)
                                                         ---------    ----------

Change in net debt resulting from cash flows                1,977        (3,982)

Loans and finance leases acquired with subsidiary              --          (462)

Issue of shares                                                --           637

Non cash movements in debt                                   (188)         (212)

Translation difference                                      1,407         3,625
                                                        ---------     ----------

Movement in net debt in the period                          3,196          (394)

Net debt at the opening date                             (117,648)     (108,063)
                                                        ----------    ----------

Net debt at the closing date                             (114,452)     (108,457)
                                                        ==========    ==========

                            TEXON INTERNATIONAL PLC

            CONDENSED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                           Three Months ended
                                                         -----------------------
                                                         March 31,     March 31,
                                                              2001         2000
                                                         ---------    ---------

Net (loss)/profit for the financial period                  (496)           63

Currency translation differences on
   foreign currency                                         1,173         2,850
                                                          -------       ------

Total recognized gains in the period                         677         2,913
                                                          =======       ======

                            TEXON INTERNATIONAL PLC

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                           Three Months ended
                                                         -----------------------
                                                         March 31,     March 31,
                                                              2001         2000
                                                         ---------    ---------


Retained (loss)/profit for the period for equity
shareholders of the Company                                  (496)           63

Finance charges in respect of non equity shares            (1,114)       (1,000)
                                                         ---------      --------

                                                           (1,610)         (937)

Issue of shares                                                --           637

Premium on redemption reserve                               1,114         1,000

Foreign Exchange adjustments                                1,175         2,850
                                                         --------       -------

Net decrease to shareholders' deficit                         679         3,550

Opening shareholders' deficit                             (59,224)      (59,882)
                                                         ---------     ---------

Closing shareholders' deficit                             (58,545)      (56,332)
                                                         =========     =========

                            TEXON INTERNATIONAL PLC

       Notes to the Unaudited Condensed Consolidated Financial Statements


1        Basis of Preparation

         The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

         Where necessary comparatives are adjusted to ensure consistency with current periods.


2        Stocks

         Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items. Inventories are summarised as follows:

                                                 March 31,       December 31,
                                                      2001               2000
                                                 ---------       ------------

        Finished goods and goods for resale         4,484          4,687
        Work in progress                            1,954          1,550
        Raw materials                              17,848         16,055
                                                  -------        -------
                                                   24,286         22,292
                                                  =======        =======


3        Changes in UK Accounting Standards

         The Accounting Standards Board (ASB) has issued FRS 17 Retirement Benefits, which is mandatory for all accounting periods ending on or after 22 June 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes radical changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before June 22, 2003, they will need to make additional disclosure in accordance with FRS17 for periods ending on or after June 22, 2001. The Group will apply the additional disclosure of FRS 17 prospectively in 2001.

                            TEXON INTERNATIONAL PLC


3        Changes in UK Accounting Standards continued

         The Accounting Standards Board (ASB) has issued FRS 18 Accounting Policies, which is effective for all accounting periods ending on or after June 22, 2001. FRS 18 replaces SSAP 2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most appropriate accounting policy the emphasis is now on the four objectives of relevance, reliability, comparability and understandability. The Group will apply the provisions of FRS 18 prospectively in 2001.

         The Accounting Standards Board (ASB) has issued FRS 19 Deferred Tax, which is effective for all accounting periods ending on or after January 23, 2002. Its main objectives for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS
         12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future.

                            TEXON INTERNATIONAL PLC


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Annual Report, Form 20-F filed by the Company with the Securities and Exchange Commission (the "Commission") on May 2, 2001 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The cautionary statements appearing in the Company's annual report, a copy of which is available on request, qualify the forward-looking statements contained herein.


General
-------

The Company believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Company operates a global business, which generates sales that are widely diversified by geographic region and product line. The Company's primary products include materials for insoles, which form the structural foundation of shoes; stiffeners, which support and shape the toe and heel of shoes; other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives; and a CAD business, Crispin Dynamics a leading supplier of CAD solutions to the footwear industry. The world's largest manufacturer of insole materials, the Company also commands leading positions in the markets for its other footwear products. While the products sold by the Company represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. By leveraging its expertise in the manufacture of these structural materials, the Company has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Company supplies most of the major footwear manufacturers in the world and believes that its global presence gives it a unique competitive advantage to exploit industry trends favoring suppliers who provide footwear companies with a "global partner". The Company supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Company has eighteen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. During the first three months of 2001, sales of insoles, stiffeners, other footwear materials, industrial products and component products accounted for 34%, 26%, 6%, 10%, and 24% of total sales, respectively. In this period, 49% of the Company's sales were made to Europe, 27% to Asia and the Pacific, 16% to the Americas and 8% to the rest of the world.

                            TEXON INTERNATIONAL PLC


COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2001 TO THE THREE MONTHS ENDED MARCH 31, 2000

Sales  Turnover.  Sales for the three  months  ended March 31, 2001 were (pound)
37.2 million, an increase of (pound) 0.5 million from (pound) 36.7 million in the comparable period of 2000.

Insole sales for three months ended March 31, 2001 decreased to (pound) 12.7 million from (pound) 13.9 million for the comparable period in 2000, reflecting the difficult market conditions in Europe and North America where the Company has the majority of its insole sales.

Stiffener  sales for the three months ended March 31, 2001  increased to (pound)
9.8 million from (pound) 7.8 million for the comparable period in 2000. The increase in stiffener sales is mainly due to the inclusion of sales of Foss products following its acquisition in July 2000.

Sales of other footwear product sales, decreased to (pound) 2.3 million from (pound) 2.8 million for the three months ended March 31, 2001 and 2000, respectively.

Metal products increased to (pound) 5.3 million from (pound) 4.8 million for the comparable three months ended March 31, 2001 and 2000, respectively. This increase is as a result of the performance of the Esjot businesses acquired in July 1999.

Sales of industrial products for three months ended March 31, 2001 increased to (pound) 3.8 million from (pound) 3.3 million for the comparable period in 2000.

During the three months ended March 31, 2001, sales of plastic products were (pound) 2.4 million, compared to (pound) 3.9 million for the three months ended March 31, 2000, primarily due to the disposal of the Cornwell Industrial Business in January 2001.

During the three months ended March 31, 2001, sales of Crispin products were (pound) 0.9 million, compared to (pound) 0.2 million for three months ended March 31, 2000. This was as a result of the reflection of a full quarter of Crispin sales following its acquisition in March 2000.

On a geographical basis, sales for the three months ended March 31, 2001, were as follows; Europe 49%, Asia 27%, Americas 16%, and the rest of the world 8%. For the comparable period in 2000, the percentages were 52%, 25%, 14%, and 10%, respectively.

Gross Profit. Gross profit for the three months ended March 31, 2001 increased by (pound) 0.2 million to (pound) 11.5 million compared to (pound) 11.3 million in the comparable period in 2000. When expressed as a percentage of sales, gross profit was 30.8% for the three months ended March 31, 2001 a decrease of 0.1% from the comparable period in 2000.

Selling, General and Administrative Costs. Selling, general and administrative costs for the three months ended March 31, 2001 were static at (pound) 8.2 million. Overheads have remained static despite the inclusion of a full quarter of overheads associated with the 2000 acquisitions as a result of a continuing cost reduction program being implemented throughout the group.

Operating Profit. Operating profit for the three months ended March 31, 2001 was (pound) 3.0 million, the same as the comparable period in 2000.

                            TEXON INTERNATIONAL PLC


Earnings before Interest Depreciation and Amortisation ("EBITDA").    EBITDA for
the three months ended March 31, 2001 was (pound) 4.4 million compared to (pound) 4.2 million for the same period in 2000.

Interest Expense. Net interest expense increased by (pound) 0.1 million to (pound) 3.0 million for the three months ended March 31, 2001 from (pound) 2.9 million from the comparable period in 2000. Included in the interest charge is the amortization of debt insurance costs of (pound) 0.2 million for both the three months ended March 31, 2001 and 2000.

Taxation. The tax charge for the three months ended March 31, 2001 is based on the estimated percentage tax rate the Company will incur for the full year.

Liquidity and Capital Resources
-------------------------------

The Company's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the Notes and the Revolving Credit Facility, working capital needs and the funding of capital expenditures. Total liabilities at March 31, 2001 were (pound) 157.4 million, including consolidated indebtedness of (pound) 114.5 million as compared to total assets of (pound)
100.1 million. The excess of liabilities over assets of (pound) 57.3 million at March 31, 2001 is due to the writing off of goodwill in earlier periods.

The shareholders' deficit as at March 31, 2001 (pound) was 58.5 million compared to (pound) 59.2 million as at December 31, 2000.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's financing agreements, which provide the Company with a (euro) 35.0 million 5 year Term Loan and a (euro) 15.0 million Revolving Credit Facility as well as several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand, Brasil and the UK.

The net cash inflow from operating activities for the three months ended March 31, 2001 was (pound) 6.9 million compared to (pound) 4.0 million for the comparable period in 2000. This increase of (pound) 2.9 million is primarily attributable to improvements in the managements of working capital during the quarter.

For the three months ended March 31, 2001 the Company had a cash inflow of (pound) 0.8 million, the comparable period in 2000 was an outflow of (pound) 1.8 million.

Returns on investments and servicing of finance for the three months ended March 31, 2001 were (pound) 4.9 million compared to (pound) 5.4 million for the three months ended March 31, 2000.

There was a tax refund of (pound) 0.2 million for the three months ended March 31, 2001, compared to taxation payable of (pound) 0.4 million for the comparable period in 2000.

Capital expenditure, for the three months ended March 31, 2001 was (pound) 0.2 million, as compared to (pound) 0.4 million for the comparable period in 2000.

Acquisitions and disposals cash outflow for the three months ended March 31, 2001 was nil, compared with an outflow of (pound) 1.9 million in the comparable period of 2000. The 2000 outflow consisted of (pound) 1.0 million for the purchase of Crispin Dynamics and (pound) 0.9 million for the acquisition of Boxflex.

                            TEXON INTERNATIONAL PLC


Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries and the primary market risk exposures of the Company are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Company does not use any instruments by which to hedge against fluctuations in interest rates, as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

The results of the Company's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of each entity is reported in the relevant local currency and then translated into Sterling at the applicable exchange rate for inclusion in the financial statements of the Company. The fluctuation of Sterling against foreign currencies will therefore have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and the amount of the Company's shareholders equity.

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Company because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Company engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Company is exposed and in which forward contracts may be undertaken. This includes the Euro and the U.S., Hong Kong, Australian and New Zealand Dollar. In addition the Company hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the Senior Notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above.

On January 31, 2001 the Company paid interest on its Senior Notes in Euros. The Company has covered this euro exposure for payments due in 2001.


International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, France, Germany, Italy, Australia, Brazil and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

The Company's financial performance in future periods may be impacted as a result of changes in the above factors which are largely beyond the control of the Company.

                            TEXON INTERNATIONAL PLC


Exchange Rate Information
-------------------------
The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                         2001 Average Rate      Period End Rate
                                         -----------------      ---------------

US Dollar                                       1.46                  1.44
Euro                                            1.58                  1.63

                            TEXON INTERNATIONAL PLC


PART II OTHER INFORMATION

Item 1        Legal Proceedings

              From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.

Item 2        Changes in Securities and Use of Proceeds

              None.


Item 3        Defaults Upon Senior Securities

              None.


Item 4        Submission of Matters to a Vote of Security Holders

              None.


Item 5        Other Information

              None.


Item 6        Exhibits and Report on Form 8 - K

              None.

                            TEXON INTERNATIONAL PLC


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           Texon International plc
                                           -----------------------
                                           (Registrant)





Date May 30 2001                           By     /s/ J. Neil Fleming
                                             ----------------------------------
                                               J. Neil Fleming
                                               Finance Director and
                                               Chief Accounting Officer